Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

July 25, 2014

VIA EDGAR TRANSMISSION

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Avolon Holdings Limited

Amendment No. 1 to

Registration Statement on Form F-1

File No. 333-196620

Dear Ms. Long:

On behalf of our client, Avolon Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 3, 2014, relating to the Registration Statement on Form F-1 of the Company
(File No. 333-196620) (the “Registration Statement”), initially filed with the Commission on June 9, 2014. We are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Registration Statement, including copies marked to show the changes from the version filed on June 9, 2014.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

General

1.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

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The Company will provide a price range in a subsequent amendment. The Company acknowledges that the Staff will need sufficient time to process the amendment and may raise additional issues as a result of the effect of the price range on the disclosure.

2.	We encourage you to file the remaining exhibits, including the legal opinion, as soon as possible. Please understand that we will need adequate time to review these materials before effectiveness.

The Company has filed certain of the exhibits with Amendment No. 1 and will file the remaining exhibits with subsequent amendments. The Company acknowledges that the Staff will need adequate time to review such materials.

3.	Please provide us with copies of any artwork or other graphics you intend to use in your prospectus.

The Company will supplementally provide to the Staff copies of any artwork or other graphics it intends to use in its prospectus as these become available. The Company acknowledges that the Staff will need adequate time to review such materials.

4.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review of the underwriter arrangements for this offering and has no objection.

Prior to effectiveness, the Company will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has completed its review of the underwriter arrangements for the offering and has no objection.

5.	It appears that you qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. If true, in an appropriate section of the filing please disclose that you are an emerging growth company and revise your registration statement to:

•	Describe how and when a company may lose emerging growth company status; Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b) (2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public

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and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

The Company has revised the disclosure on page 38 in response to the Staff’s comment. The Company advises the Staff that it has not relied on any of the disclosure exemptions provided to emerging growth companies by the JOBS Act in the preparation of the Registration Statement.

6.	If you determine that you are an emerging growth company, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Neither the Company nor, to the Company’s knowledge, anyone acting on its behalf has presented any written materials to potential investors in reliance upon Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, to the Company’s knowledge, no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act or Section 105(a) of the JOBS Act.

Inside Front Cover, page i

7.	We note the last sentence in the first paragraph under the table of contents that advises investors that information is current only as of the date of the prospectus or any free writing prospectus, regardless of the time of delivery of the prospectus or sale of the securities. Please revise to remove any implication that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

The Company has revised the disclosure on page i in response to the Staff’s comment.

8.	We note in the first paragraph on page ii that you obtained “industry, market, and competitive position data from Ascend Worldwide Limited” that you used in this prospectus. Please tell us whether Ascend Worldwide has consented to your use of its name and data and whether any portion of the data you refer to was commissioned by you or prepared specifically for your use.

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Prior to the initial filing of the Registration Statement, the Company received oral consent from Ascend Worldwide Limited for the use of its name and data in the prospectus. No portion of the data referred to was commissioned by the Company or prepared specifically for its use. The data was derived from general industry reports and from other materials available on a subscription basis.

Summary, page 1

Our Company, page 1

9.	We note that your strategy to “build and maintain a portfolio of young, modern, fuel-efficient aircraft” is supplemented by your disclosure that the current age of your portfolio is the lowest of the ten largest operating lessors. Please detail how you plan to maintain a young portfolio, as compared to other operating lessors, as your aircraft age. For example, do you plan to resell your aircraft at an earlier point in useful life than is typical of other operating lessors, and then replace them with new aircraft? Please revise throughout your prospectus as necessary.

The Company has revised the disclosure on pages 3 and 93 in response to the Staff’s comment.

Our Business and Growth Strategies, page 3

Utilize our deep, long-standing and valuable industry relationships, page 4

10.	We note that you have “active relationships” with over 150 airlines globally, but your actual customer base is comprised of only 46 airlines. Please expand on what an active relationship with an airline consists of.

The Company has revised the disclosure on pages 4 and 95 in response to the Staff’s comment.

Our Competitive Strengths, page 4

Scaled and efficient business with growth visibility, page 4

11.	Please explain how your platform enables you to grow your revenues and asset base without a proportional increase in costs.

The Company has revised the disclosure on pages 4 and 96 in response to the Staff’s comment.

Summary Consolidated Financial Data, page 10

12.	It appears that the stated limitations of your non-GAAP measure, adjusted net income, are limitations associated with the use of this measure as a liquidity measure. Please revise your disclosures to separately discuss the limitations of this measure as both a performance measure and a liquidity measure.

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The Company has revised the disclosure on page 11 in response to the Staff’s comment.

Risk Factors, page 13

The loss of key personnel would have a material adverse effect…, page 15

13.	Please disclose here that members of your senior management may terminate his or her employment at any time upon three months prior written notice.

The Company has revised the disclosure on page 15 in response to the Staff’s comment.

We are a holding company and rely on dividends…, page 37

14.	You indicate that legal and contractual restrictions in any existing and future outstanding indebtedness you or your subsidiaries incur may limit your ability to obtain cash from your subsidiaries. Please clarify whether your existing indebtedness limits your ability to obtain cash from your subsidiaries. If so, please quantify such restrictions.

The Company has revised the disclosure on page 37 in response to the Staff’s comment.

Capitalization, page 46

15.	Please disclose your capitalization information as of a date no earlier than 60 days prior to the date of the prospectus. Please see Item 4 of Form F-1 and Item 3.B of Form 20-F.

The Company will update its capitalization information to be as of a date no earlier than 60 days prior to the date of the prospectus in a subsequent amendment.

Our Corporate Reorganization, page 47

16.	We note your disclosure that the amount of Avolon Holdings shares to be issued to the holders of each class of
Avolon S.à r.l. stock will vary depending upon the public offering price. Please revise your disclosure to provide more insight into how this mechanism will work so that investors will have a sense of how the relative ownership of Sponsors, officers and directors and other shareholders will be impacted if there are other price changes not illustrated here. Also, please clarify whether the offering price will impact the proportion of the company’s outstanding shares that are being offered for resale by the selling shareholders.

The Company has revised the disclosure on pages 48, F-42 and F-58 in response to the Staff’s comment.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Key Metrics, page 52

Expenses, page 53

17.	It does not appear that you have recognized material charges related to off-lease related activities such as maintenance or other costs associated with preparing the aircraft for a new lease, including storage, painting and transportation. While we note your 6.9 year weighted average remaining lease term as of March 31, 2014, please address whether you have aircraft that will come off lease in the near term and, if so, whether you expect to incur material charges related to off-lease activities.

The Company has one aircraft scheduled to come off lease prior to the end of 2015. The Company does not expect any material off-lease charges for this aircraft, as it has signed a new lease commencing immediately after the current lease term.

Generally, the Company expects to enter into new leases for aircraft coming off lease nine to 18 months prior to the applicable lease expiry date. As a result, the Company does not expect to incur material off-lease charges and, therefore, has not included additional disclosure regarding these expenses.

Liquidity and Capital Resources, page 54

Liquidity, page 54

18.	Please expand your disclosure to clarify the amount of undrawn secured debt commitments that are available without violating any covenants. Please refer to Item 303(a)(1) of Regulation S-K, Instruction 2 to Item 303(a) of Regulation S-K, and Section 501.13.c. of the Financial Reporting Codification for guidance.

The Company has revised the disclosure on page 56 in response to the Staff’s comment.

Contractual Obligations, page 57

19.	Please clarify whether your table of contractual obligations includes the payments you are obligated to make under your interest rate swap and cap contracts. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you have already included these amounts in the interest repayments line item, please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated payments under these contracts.

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The amount of the expected payments under the Company’s interest rate swap and cap contracts is not material. As a result, the Company has not added these payments to the contractual obligations table.

Comparative Results from Operations, page 58

General

20.	When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, your discussion of lease revenue for the three months ended March 31, 2014 states lease revenue increased primarily as a result of an increase in the size of your portfolio and an increase in lease rates. Meanwhile, there is no further discussion of the increase in your lease rates. You also refer to an increase in lease yields as an explanation for the increase in your net income for the three months ended March 31, 2014 but you do not appear to discuss this metric elsewhere in your discussion of your financial results. In addition, your discussion of lease revenue for the year ended December 31, 2013 compared to the year ended December 31, 2012 does not quantify the impact of the size of your portfolio or the benefit of the full year of revenues for aircraft delivered in 2012 or quantify the offset related to the disposal of 14 aircraft during 2013. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please revise your MD&A accordingly to discuss in greater detail and separately quantify the specific reasons for fluctuations between all periods presented wherever possible.

The Company has revised the disclosure on pages 59, 60, 61, 62 and 63 in response to the Staff’s comment.

Net Gain on Disposal of Flight Equipment, page 58

21.	We note that net gain on disposal of flight equipment increased by $10.5 million for the three months ended March 31, 2014 compared to the three months ended March 3 1, 2013. Given that you only sold one aircraft during the three months ended March 3 1, 2014 compared to three aircraft sold during the three months ended March 31, 2013, please enhance your disclosure to address the apparent disparity in the gains recognized per aircraft sold. In this regard, we note your disclosure on page 53 that the net gain or loss on disposal of flight equipment is largely dependent on the condition of the asset being sold, airline industry conditions, funding available to the buyer, and the supply and demand balance for the type of asset and lease contract sold, etc.

The Company has revised the disclosure on page 60 in response to the Staff’s comment.

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22.	As discussed on page 65, we note that when flight equipment is sold, the portion of the accrued maintenance liability that is not specifically assigned to the buyer is released from the balance sheet and recognized as net gain on disposal of flight equipment. If this net gain is material, please expand your discussion to address this component of your net gain on disposal of flight equipment.

The Company has determined that this component of net gain on disposal of flight equipment is not material and, therefore, has not included additional disclosure in this regard.

Interest Expense, page 61

23.	If your weighted average interest rate materially changed from period to period, please disclose such rate and quantify the impact the rate had on your recognized interest expense.

The Company has revised the disclosure on pages 60, 62 and 64 in response to the Staff’s comment.

Management, page 99

Executive Officers, page 105

24.	We note that you have disclosed compensation paid to your executive officers on an aggregate basis. Please supplementally confirm to us that you are not required to disclose the annual compensation of your executive officers on an individual basis under Cayman Islands or Ireland law and that you have not otherwise publicly disclosed this information. See Item 4(a) of Form F- 1 and Item 6.B.1 of Form 20-F.

The Company confirms that it is not required to disclose the annual compensation of its executive officers on an individual basis under Cayman Islands or Ireland law and has not otherwise publicly disclosed this information.

Principal and Selling Shareholders, page 108

25.	Please disclose the portion of each class of securities held in the host country and the number of record holders in the host country. See Item 7.A(2) of Form 20-F.

The Company has revised the disclosure on page 111 in response to the Staff’s comment.

26.	Please explain why you make a distinction between Oak Hill and Oak Hill Advisors in your principal and selling shareholders table. We note that this distinction is not made elsewhere in the registration statement.

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The Company has revised the disclosure on page ii and the related definitions throughout the Registration Statement to clarify that Oak Hill and Oak Hill Advisors are two separate groups of investors in Avolon. Oak Hill, which is referred to as Oak Hill Capital Funds in Amendment No. 1, is one of the Company’s Sponsors and includes funds managed by Oak Hill Capital Management, LLC. Oak Hill Advisors includes funds affiliated with Oak Hill Advisors, L.P. Oak Hill Advisors is not a Sponsor. Oak Hill Advisors, L.P. is an independent investment firm that is not an affiliate of Oak Hill Capital Management, LLC or its related funds.

Certain Relationships and Related party Transactions, page 110

Employee Loans, page 111

27.	Please disclose the interest rate on the loan given to Mr. Slattery in 2010. See Item 7.B.2 of Form 20-F.

The Company has revised the disclosure on pages 115, F-41, F-57 and F-58 in response to the Staff’s comment.

Common Shares Eligible for Future Sale, page 121

Registration Rights, page 122

28.	Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

The Company will update the disclosure with respect to the relationship agreement in a subsequent amendment and will disclose whether there are any cash or other penalties resulting from delays in registering its common shares.

Material Cayman Island Tax Considerations, page 132

29.	Please revise your disclosure to include the effective date of the undertaking you received from the Governor in Cabinet of the Cayman Islands.

The Company has revised the disclosure on page 136 in response to the Staff’s comment.

Avolon Holdings Limited Balance Sheet, page F-3

Note 2 – Shareholders’ Equity, F-4

30.	We note that in connection with the share exchange, the Company will recognize a one-time share based compensation charge in respect of the founder shares. If this charge will be material, tell us how you will transparently disclose this charge elsewhere in the filing. In this regard, we also note your disclosure on page 51 of the filing.

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The Company will disclose an expected share-based compensation charge in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in a subsequent amendment based on an assumed initial public offering price once a price range has been included in the Registration Statement. The Company has revised the disclosure on page 52 to provide for such disclosure.

Avolon Investments S.à r.l. Financial Statements for the Year Ended December 31, 2013

General

31.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U .S. GAAP.

If you do not maintain your books and records in accordance with U .S. GAAP, describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements;

•	what relevant education and ongoing training he or she has had relating to U .S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

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If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

We note that you do not currently have an audit committee. Therefore, please describe the extent of your current Board of Directors’ knowledge of U.S. GAAP.

The Company’s books and records and statutory financial statements are maintained in accordance with International Financial Reporting Standards, as adopted by the European Union (“IFRS”). The Chief Financial Officer, the executive management team and the finance team are responsible for the conversion of the Company’s IFRS financial information to generally accepted accounting principles in the United States (“U.S. GAAP”) and for designing, implementing and operating controls to ensure that such conversion is performed correctly with the appropriate levels of review and oversight.

The Company engaged Deloitte, who are not the independent auditors of the Company, to assist in the Company’s IFRS to U.S. GAAP conversion process and the preparation of the financial statements for inclusion in the Registration Statement. With the assistance of Deloitte and through completion of an IFRS vs. U.S. GAAP checklist by the Group Accountant, which was publicly available from a “Big 4” public accounting firm, the Company identified the areas where there were likely to be differences between IFRS and U.S. GAAP that were relevant to the Company. This checklist was reviewed by the Financial Controller, the Chief Financial Officer and the audit committee of Avolon Aerospace Limited (the “Audit Committee”). Deloitte then assisted the Company in drafting technical accounting papers that set out in detail the accounting treatment of various transactions that the Company had entered into since its inception. More than 20 technical accounting papers were drafted covering matters such as the accounting for variable interest entities, the classification of the various

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classes of shares, accounting for share-based compensation arrangements, and the calculation of earnings per share. Further details of Deloitte and the qualification of their personnel involved in the engagement are set out below.

In connection with the preparation of the U.S. GAAP financial statements, the Company also reviewed Commission comment letters that were available on the Commission’s website relating to the Company’s listed aircraft lessor competitors to identify relevant topics and common industry issues under U.S. GAAP.

All of the technical accounting papers were reviewed and approved by the Financial Controller, the Group Accountant, the Chief Financial Officer and the Audit Committee. The Group Accountant was then responsible for determining the adjustments required to convert the amounts reported under IFRS to the amounts that would be reported under U.S. GAAP, which were reviewed by the Financial Controller and the Chief Financial Officer.

Deloitte was also involved in assisting the Company in the preparation of financial statements in accordance with U.S. GAAP and Commission rules and regulations. The Company completed a disclosure checklist to ensure that the financial statements included the disclosures required by U.S. GAAP and Commission rules and regulations.

Having prepared the financial statements for inclusion in the Registration Statement, the Financial Controller is responsible for analyzing the accounting implications under U.S. GAAP for new and significant transactions or changes in the Company’s operations to determine the appropriate accounting treatment. For new and complex transactions, the Company will continue to solicit the input of U.S. GAAP and Commission reporting experts at Deloitte or another qualified accounting firm as may be required by the Company.

The Company maintains the following controls to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

•	The Financial Controller and the Group Accountant review the latest regulatory developments, recent U.S. GAAP pronouncements relevant to the Company, accounting estimates and other financial accounting policies adopted by the Company on a quarterly basis to assess whether the accounting policies and accounting estimates of the Company require revision. A report on the potential impact of the latest regulatory developments and recent U.S. GAAP pronouncements on the Company’s accounting policies and accounting manual is sent to the Chief Financial Officer for his review on a quarterly basis. If the potential impact and proposed amendments are significant, the Chief Financial Officer submits a report to the Audit Committee and the executive management team for their approval.

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•	The Company maintains an accounting checklist and an accounting manual for the finance team that sets forth the main accounting treatments under U.S. GAAP that are relevant to the Company’s preparation of its consolidated financial statements. This checklist is completed on a quarterly basis by the Group Accountant and is then reviewed by the Financial Controller and the Chief Financial Officer.

•	The Company uses a disclosure checklist to ensure that it complies with the disclosure requirements under U.S. GAAP. This checklist is completed on a quarterly basis by the Group Accountant and is then reviewed by the Financial Controller and the Chief Financial Officer.

•	The draft financial statements are prepared by the Group Accountant and the Financial Controller and are then passed to the Chief Financial Officer who reviews and approves them. The approved draft financial statements are then provided in turn to the executive management team, the Audit Committee and the Board of Directors for review and approval. All comments arising from these reviews are incorporated as appropriate into the financial statements.

•	The final financial statements are then approved by the Audit Committee and the Board of Directors.

•	The finance team expects to undergo quarterly training seminars or conferences, including seminars and conferences organized by “Big 4” accounting firms, to stay abreast of developments in U.S. GAAP and Commission rules.

•	In complex accounting transactions, the Company, where necessary, will engage with a qualified accounting firm to provide accounting advice.

The Company believes that these controls, coupled with the U.S. GAAP knowledge and experience of the core reporting and review team (as described in more detail below), ensure that the activities conducted and the transactions consummated by the Company are recorded in accordance with U.S. GAAP.

Experience of the Personnel Involved in Financial Reporting

The following persons are primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of its internal control over financial reporting.

Chief Financial Officer and Executive Management Team

The Chief Financial Officer and members of the executive management team are full time employees of the Company and are responsible for reviewing and supervising the accounting treatment for significant and complex transactions and the preparation of the Company’s financial statements. Two members of the executive management team are

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qualified as members of the Institute of Chartered Accountants in Ireland (ACA). The Chief Financial Officer attends training seminars and conferences, including seminars and conferences organized by “Big 4” accounting firms, to stay abreast of developments in U.S. GAAP and Commission rules. The Chief Financial Officer and the executive management team further enhanced their knowledge of U.S. GAAP and Commission rules and regulations through working with Deloitte on the IFRS to U.S. GAAP conversion process.

Financial Controller

The Financial Controller is a full time employee of the Company and is responsible for detailed supervision of (i) the accounting treatment for significant and complex transactions, (ii) preparation of the Company’s financial statements in accordance with U.S. GAAP and (iii) implementation and maintenance of the internal control over financial reporting. He qualified as a member of the Institute of Chartered Accountants in Ireland (ACA) in 2004 and is currently studying the executive MBA at the UCD Michael Smurfit Graduate School of Business. The Financial Controller gained his knowledge of U.S. GAAP and Commission rules and regulations through his prior experience, which included 10 years of auditing clients up to a senior manager level with BDO International and working on the Company’s U.S. GAAP and Commission rules compliance after he joined the Company. He has attended training sessions organized by “Big 4” accounting firms on U.S. GAAP and Commission rules and regulations. Those programs have covered various relevant topics, including updates on U.S. GAAP, Commission rules, implementation guidance on newly issued accounting standards and knowledge sharing in areas related to accounting and reporting. As noted in the financial reporting controls, the finance team expects to undergo quarterly training seminars or conferences, including seminars and conferences organized by “Big 4” accounting firms, to stay abreast of developments in U.S. GAAP and Commission rules.

Group Accountant

The Group Accountant is a full time employee of the Company and is responsible for (i) preparing the Company’s financial statements in accordance with U.S. GAAP, (ii) conducting research on accounting issues under U.S. GAAP, (iii) reviewing complex and unusual transactions and (iv) assisting in financial and tax audits, if any. The Group Accountant holds a bachelor’s degree in Business Studies. He is a member of the Institute of Chartered Accountants in Ireland (ACA) and has more than five years of experience working at a “Big 4” public accounting firm. The Group Accountant obtained his knowledge of U.S. GAAP and Commission rules and regulations primarily through his experience in public accounting and expertise gained in auditing clients as an audit manager with KPMG. He was involved in audits for financial statements prepared under U.S. GAAP for significant

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aviation leasing clients and attended required training programs related to U.S. GAAP and Commission rules and regulations. The Group Accountant has also worked extensively on the Company’s U.S. GAAP and Commission rules compliance during his time with the Company. As noted in the financial reporting controls, the finance team expects to undergo quarterly training seminars or conferences, including seminars and conferences organized by “Big 4” accounting firms, to stay abreast of developments in U.S. GAAP and Commission rules.

Audit Committee

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of the Company and of the audits of the financial statements of the Company. The Audit Committee was formed at inception of the Company in 2010. The Audit Committee is comprised of members with requisite knowledge of the industry, regulatory environment and financial reporting requirements of the Company. The Head of the Audit Committee has previously served on the board of directors of RSC Holdings, Inc. and Genpact Limited, both of which were U.S. listed companies reporting under U.S. GAAP as well as on the board of directors and audit committees of several private U.S. GAAP companies. The Audit Committee is in direct contact with the Company’s auditors to understand and oversee the external audit and to understand and resolve disagreements or other issues that may arise during the audit. Following the offering, the Company’s audit committee will perform the functions described herein with respect to the Audit Committee and will also be comprised of members with requisite knowledge of the industry, regulatory environment and financial reporting requirements of the Company. The Company’s audit committee will be chaired by an independent director.

Retention of Deloitte

The Company engaged Deloitte to assist in the preparation of the Company’s U.S. GAAP financial statements. The Deloitte team includes professionals from the Dublin, Ireland and London, United Kingdom offices of Deloitte. The full legal name and address of each Deloitte firm are as follows:

•	Deloitte LLP, 2 New Street Square, London EC4A 3BZ, United Kingdom

•	Deloitte & Touche, Earlsfort Terrace, Dublin 2, Ireland

The financial statement preparation was led by an audit partner based in the London office of Deloitte LLP who sits within Deloitte UK’s Global IFRS and Offerings Services group, which specializes in, among other things, U.S. GAAP and PCAOB standards. The partner has 28 years of experience in public accounting, including more than 15 years working as a U.S. capital markets specialist advising companies looking to access the U.S. capital markets. He is an expert in U.S. GAAP and Commission reporting requirements and is Chairman of the Institute of Chartered Accountants in England and Wales’ PCAOB Panel. He has served as the designated SEC Practice Section reviewer on a large number of Deloitte’s U.S. registered clients reporting under both IFRS and U.S. GAAP in the UK and internationally. He also oversaw the original development of Deloitte’s internal IFRS vs. U.S. GAAP questionnaire and is an expert in the differences between IFRS and U.S. GAAP.

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The remainder of the Deloitte team is comprised entirely of senior managers on secondment from the Deloitte U.S. firm to the Deloitte firms in Ireland and the UK. All of the senior managers are qualified U.S. CPAs. Each member of the Deloitte team was qualified to prepare the financial statements through several years of experience in the audits of U.S. public companies under the standards of the PCAOB and with significant experience in U.S. GAAP.

Deloitte spent approximately 1,300 hours performing services related to the preparation of the Company’s financial statements for the years ended December 31, 2011, 2012 and 2013 and the interim statements for the three months ended March 31, 2014. The Company understands that this included approximately 825 hours in the research and preparation of U.S. GAAP technical accounting papers to serve as support for the financial statements, and approximately 475 hours preparing and reviewing the draft U.S. GAAP financial statements. The Company has paid Deloitte approximately £325,000, including fees and out-of-pocket expenses to date for these services.

The Company did not retain individuals who are not its employees or are not employed by an accounting firm or other similar organization to prepare the Company’s financial statements or to evaluate its internal control over financial reporting.

Consolidated Balance Sheets, page F-7

32.	Please revise your balance sheet to separately present assets that can only be used to settle obligations of your consolidated variable interest entities as well as liabilities for which creditors do not have recourse to your general credit. Refer to ASC 810-10-45- 25.

The Company has revised the disclosure on the face of the consolidated balance sheet on page F-7 and the unaudited condensed consolidated balance sheet on page F-43 to ensure compliance with the requirements of ASC 810-45-25 to present assets representing collateral of VIE entities and liabilities that do not have recourse to the general credit of the Company. The Company has also revised the disclosure in Note 21, Variable interest entities, on page F-40 to disclose the assets that are not held in VIE entities.

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Consolidated Statements of Cash Flows, page F-10

33.	You recorded changes in restricted cash within cash flows from investing activities. You indicate that restricted cash comprises cash held by you but which is ring-fenced or used as security for specific financing arrangements. Please tell us how you determined that the changes in restricted cash should be classified as investing activities instead of financing activities pursuant to ASC 230-10-45-14 through 15.

The Company has revised the disclosure on page F-14 to clarify the nature of the securities underlying its restricted cash. ASC 230 does not provide guidance on the classification of changes in restricted cash. As noted in the revised disclosure, the restricted cash is invested in low risk investments and is, therefore, not available for use in operations. The Company completed a peer analysis with other listed aircraft lessors and noted the classification in some instances was as cash flows from investing activities.

However, the Company also believes another acceptable presentation in accordance with ASC 230-10-45-22 would be to classify the changes in restricted cash and cash equivalents in the financing section of the consolidated statements of cash flows. Accordingly, to address the Staff’s comment, the Company intends to reclassify changes in restricted cash and cash equivalents from the investing section of the consolidated statements of cash flows to the financing section on a prospective basis beginning with its June 30, 2014 quarterly financial statements. Prior periods will be reclassified to conform to the current period cash flow presentation, and a footnote will be provided to explain the reclassification and the presentation.

The Company believes that the reclassification does not constitute a material change to the Company’s consolidated financial statements that would require a restatement of the December 31, 2013, 2012 and 2011 financial statements. In reaching this conclusion, the Company considered both quantitative and qualitative measures outlined by Staff Accounting Bulletin (“SAB”) No. 99, Materiality. The net impact to net cash used in investing activities, assuming such a reclassification, for December 31, 2013, 2012 and 2011 is 8.5%, 6.0% and 3.6%, respectively. The net impact to net cash used in financing activities, assuming such a reclassification, for December 31, 2013, 2012 and 2011 is 9.8%, 7.0% and 3.7%, respectively.

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(1) Summary of Significant Accounting Policies, page F-11

General

34.	Please provide an accounting policy for net gain on disposal of flight equipment. Specifically (i) clarify what you mean as disclosed on page 53 that you record the net gain when the purchaser has funded and completed the transaction and (ii) how you account for the residual maintenance reserves related to the aircraft.

The Company has revised the disclosure on pages 54 and F-16 in response to the Staff’s comment. The Company has retained its disclosure regarding how it accounts for residual maintenance reserves related to aircraft that are disposed of as part of accounting policy Note (q) on pages F-15 and F-16.

(f) Flight Equipment, page F-12

35.	We note that you have acquired a significant number of aircraft under lease as well as acquired aircraft via sale-leaseback transactions with airlines and other lessors. We further note that in all of your aircraft leases, the lessees are responsible for maintenance and repairs such that all of your lessees are required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under lease. In this regard, tell us what consideration you have given to recognizing this maintenance right as a separate lease-related intangible asset apart from the acquired aircraft and tell us how you considered the amortization of such a maintenance right. Refer to ASC 350- 30.

The Company considered whether the “maintenance right” should be recorded as a separate lease-related intangible asset apart from the acquired aircraft. The Company referred to ASC 350, Intangibles-Goodwill and Other, which states that “Intangible assets that are acquired individually or with a group of assets in a transaction other than a business combination or an acquisition by a not-for-profit entity may meet asset recognition criteria in FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, even though they do not meet either the contractual-legal criterion or the separability criterion (for example, specially-trained employees or a unique manufacturing process related to an acquired manufacturing plant). Such transactions commonly are bargained exchange transactions that are conducted at arm’s length, which provides reliable evidence about the existence and fair value of those assets. Thus, those assets shall be recognized as intangible assets.”

On this basis, the maintenance contractual arrangements entered into by the Company in respect of end-of-lease maintenance payments were not considered to be an intangible asset principally because reliable evidence of fair value would ascribe a zero value to this element. Specifically, the return condition of the aircraft and the related end-of-lease payment or receipt is derived from the actual condition of the aircraft compared to the contractual maintenance reference condition of the aircraft. Thus, if the actual condition of the aircraft is better than the contractual maintenance reference condition, the Company will be required to make a payment, and if the actual condition is worse than the contractual maintenance reference condition, the lessee will be required to make a payment. If the aircraft is returned at the contractual maintenance reference condition, no payment will be made.

The Company does not believe that the maintenance right meets either (i) the definition of an asset under FASB Concepts Statement No. 6 (“CON-6”) or (ii) the fundamental recognition criteria under FASB Concepts Statement No. 5 (“CON-5”). The Company leases its aircraft pursuant to net operating leases that require the lessee to pay for maintenance, insurance, taxes and all other aircraft operating expenses during the term of the lease. The return conditions in the Company’s leases are established in bargained exchange transactions made at arm’s length, the terms of which are usual and customary in the leasing of aircraft. Market rates for maintenance and repairs are determined by utilizing standard industry rates and by utilizing external technical advisors. Therefore, at lease negotiation, each counterparty has a clear understanding of industry rates for these expenses.

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CON-6 defines an asset as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” The Company does not believe the maintenance right (i.e., the obligation on its lessees to re-deliver its aircraft in a similar maintenance condition, normal wear and tear excepted, as when accepted under lease) to represent a future economic benefit for the following reasons:

•	The Company’s net operating leases transfer the maintenance risk associated with the operation of its aircraft to its lessees during the period of the respective leases, such that over the life of the aircraft, the Company does not expect to incur a cost for maintaining its aircraft, nor does it expect to realize a gain or profit therefrom.

•	The maintenance contractual arrangements are market-based, usual and customary terms for the leasing of aircraft.

•	It is possible that the maintenance contract arrangements could give rise to a payment by (cost for) the Company in the event that the aircraft is redelivered in a condition better than the contractual maintenance reference condition.

The Company does not believe that any potential receipt under the maintenance contractual arrangements could be considered probable. For purposes of determining whether it is probable that the maintenance contractual arrangements will give rise to a receipt by the Company, the definition of probable in CON 6 has been applied. Pursuant to CON 6, “Probable is used with its usual general meaning, rather than in a specific accounting or technical sense (such as that in paragraph 3 of Statement 5), and refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved.” The Company cannot reliably estimate the receipt (if any) on a lease-by-lease basis due to a number of factors. The Company would be unable to reliably estimate the end-of-lease condition, as it does not have any control over (i) the lessee’s utilization of the aircraft or (ii) the timing of maintenance events and what could or would be determined as the best outcome for the lessee. Based on these factors, it is not possible for the Company to conclude that any such receipt would be considered probable. Therefore, there would be no recognition of an intangible asset.

In addition, the Company does not believe that any maintenance right meets the fundamental recognition criteria under CON-5, specifically:

•	Measurability. The Company does not believe that the maintenance right has a measurable relevant attribute that is sufficiently reliable to allow recognition. The uncertainty as to (i) the occurrence and (ii) the amount of any receipt (or payment) under the maintenance contractual arrangements would make it unmeasurable.

•	Relevance. In order to be relevant, information about an item must have feedback value or predictive value (or both) for users and must be timely. Due to the uncertainties noted above, the Company does not believe that recognition of an intangible asset in respect of the maintenance right would be relevant to a user of the Company’s financial statements. Additionally, when considered in the context of the Company’s financial statements taken as a whole, and, in particular, the interaction with its depreciation policy (see below), the Company does not believe recognition of such an asset could be relevant.

•	Reliability. For the reasons outlined above, the Company does not believe that it could represent an intangible asset recognized in respect of the maintenance right to be faithful, verifiable and neutral, having regard to the contractual arrangements and the matters outside of its control that could result in either a payment, a receipt or no exchange occurring at termination of the lease.

The Company’s maintenance and depreciation policies are linked due to the straight lining of an asset over the useful life of flight equipment. The depreciation policy takes into account the maintenance condition of the aircraft throughout the useful life of the aircraft. The depreciation policy of the Company is generally to depreciate flight equipment on a straight-line basis over a 25-year life from the date of manufacture to a 15% salvage value. Salvage values are determined based on estimated values at the end of the useful lives of the flight equipment assets, which are supported by historical data and experience within the industry.

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As set forth in response to comment 38, the Company accounts for the acquisition of aircraft as the acquisition of assets, rather than as a business combination. Consequently, aircraft are recorded at historical cost (being the amount of cash (or equivalents) paid for their acquisition) in accordance with CON 5.67. As all of the Company’s aircraft are acquired as part of bargained exchange transactions that are conducted at arm’s length, the Company believes that cost reflects the fair value of the aircraft, including the then-current location and condition (including maintenance status) of the aircraft. No consideration is given to the contractual maintenance arrangements, specifically the return conditions (as these are considered to be normal and usual, or market-based for the leasing of aircraft). As most of the aircraft the Company acquired by means of sale-leaseback transactions were acquired from airlines at the time that the airline took delivery from the manufacturer, the condition of the aircraft when acquired was the same or better than that required in the underlying lease agreement. Therefore, the Company believes that this provides further evidence that (i) no intangible assets exist and (ii) were an intangible asset to exist, it would have no value, as all of the consideration paid to acquire the aircraft represents the fair value of the aircraft in its current location and condition.

36.	You indicate that costs incurred in the acquisition of flight equipment or related leases are included in the cost of the flight equipment. However, in Note (y) Initial direct costs, you indicate that lease related costs are capitalized as an asset, deferred lease acquisition cost, and are amortized over the period of the lease term. Please advise or revise your disclosures accordingly. Please consider describing these costs in Notes (f) and (g) rather than in this separate footnote.

The Company has revised the disclosure on page F-12 in response to the Staff’s comment.

37.	Please expand your disclosures to clarify how you account for advanced lease rentals, security deposits and maintenance reserves assumed when you acquire aircraft from other lessors.

The Company has revised the disclosure on page F-13 in response to the Staff’s comment.

38.	As indicated throughout the filing, we note that you acquired certain of your aircraft through sale-leaseback transactions. Please provide your accounting for these transactions.

The Company believes that each of the sale-leaseback transactions that it has entered into is a true acquisition by the Company on an arm’s length basis. In each of the transactions, the lessee does not have any continuing involvement or any bargain purchase options attached to the lease agreements. In none of the lease agreements are there any residual value guarantees or any residual value risk-sharing clauses with the Company. The Company has acquired all the aircraft at a market value and receives lease rentals at a market rate. The lessees are not performing any services in respect of the aircraft on behalf of the Company. Therefore, the Company has substantially all of the risks and rewards with respect to the ownership of the aircraft.

The Company considered ASC 840, Leases, in determining the correct lease classification in the sale-leaseback arrangements. The Company determined that all of the lease agreements in place were written with the intent of being treated as lease agreements as under ASC 840-19-15. In cases where the Company acquired a number of aircraft in a sale-lease back transaction, the Company considered ASC 805, Business Combinations, and whether the acquisitions of aircraft represented acquisitions of a business or an asset.

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Lease Classification

The Company considered the guidance of ASC 840 to determine the appropriate treatment of the leases in the sale-leaseback arrangements. The Company noted that ASC 840-24-25-8 states: “If a lease meets the criteria in paragraphs 840-10-25-1 and 840-10-25-42, the purchaser-lessor shall record the transaction as a purchase and a direct financing lease; otherwise, the purchaser-lessor shall record the transaction as a purchase and an operating lease.” ASC 840-10-25-1 sets forth four criteria to determine whether a lease should be classified as a capital lease and provides that it should be so classified if any of the four criteria are met. The Company considered each of the criteria of ASC 840-10-25-1 individually. Specifically:

Transfer of Ownership: In the case of all of the leases, there was no transfer of the aircraft at the end of the lease term. At the end of each lease, the Company’s strategy is to remarket the aircraft.

Bargain purchase option: None of the leases included a bargain purchase option and thus subparagraph (b) of ASC 840-10-25-1 is not met.

Lease Term: The aircraft owned by the Company generally have 25-year useful economic lives, and the Company typically only purchases aircraft within the first 6 years of their useful economic lives. As the leases are all between 6 and 12 years in duration, no leases would surpass the 75% threshold outlined in ASC 840-10-25-1(c).

The Company also considered the presence of renewal options on the leases in place when performing its assessment. Certain of these options would be included in the determination of the lease term for purposes of the test above. This is consistent with the ASC Master Glossary definition of “Lease Term,” which requires certain types of extensions and renewals to be included in the Lease Term. The ASC Master Glossary defines Lease Term as follows:

The fixed noncancelable lease term plus all of the following, except as noted in the following paragraph:

a.	All periods, if any, covered by bargain renewal options.

b.	All periods, if any, for which failure to renew the lease imposes a penalty on the lessee in such amount that a renewal appears, at lease inception, to be reasonably assured.

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c.	All periods, if any, covered by ordinary renewal options during which any of the following conditions exist:

1.	A guarantee by the lessee of the lessor’s debt directly or indirectly related to the leased property is expected to be in effect.

2.	A loan from the lessee to the lessor directly or indirectly related to the leased property is expected to be outstanding.

d.	All periods, if any, covered by ordinary renewal options preceding the date as of which a bargain purchase option is exercisable.

e.	All periods, if any, representing renewals or extensions of the lease at the lessor’s option.

The Company considered each of the five criteria. The Company notes that certain of the leases in place contain extension options which give the lessee the option to extend its lease. As such, the Company considered whether such options represent bargain renewal options, defined in the ASC Master Glossary as follows:

A provision allowing the lessee, at his option, to renew the lease for a rental sufficiently lower than the fair rental of the property at the date the option becomes exercisable that exercise of the option appears, at lease inception, to be reasonably assured. Fair rental of a property in this context shall mean the expected rental for equivalent property under similar terms and conditions.

All options to extend were agreed to at terms whereby the lessee will pay an amount equal to the original base rate adjusted upwards based on certain interest-rate based factors. The Company does not expect the fair rental of the aircraft at the end of the original lease terms to increase significantly from when the leases were executed, and certain factors provide for the adjustment of the payments upwards. Accordingly, the Company concluded that no bargain renewal options exist, and criterion (a) is not met.

No leases in place impose penalties for failure to renew “in such amount that a renewal appears, at lease inception, to be reasonably assured.” As no such penalties are included in the lease agreements, criterion (b) is also not met.

The Company then considered criterion (c), noting that no guarantees have been made by the lessee on the debt of the lessor, nor have the lessees made any loans to the lessors. As such, this criterion is also not met.

With respect to criterion (d), the leases do not contain a bargain purchase option and therefore criterion (d) is also not met.

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Finally with respect to criterion (e), there are no such renewal or extension options, and therefore this criterion is not applicable.

As none of the criteria above are met, the renewal options of the leases would not be considered when determining the Lease Term for purposes of the analysis of ASC 840-10-25-1(c).

Minimum Lease Payments: In order to determine whether the present value of minimum lease payments for any of the leases would exceed the 90% threshold of ASC 840-10-25-1(d), the Company performed a quantitative assessment for each of the leases in place. For all leases, the present value of minimum lease payments was less than 90% of the fair value of the leased asset to the Company. Given this, subparagraph (d) of ASC 840-10-25-1 would not be applicable to the leases in place.

The Company then considered the incremental criteria of ASC 840-10-25-42 to be considered in addition to those of paragraph 1. No issues of collectability exist for the leases in sale-leaseback transactions of the Company and no important uncertainties exist in any of the leases in sale-leaseback transactions.

As none of the leases meet the criteria in 840-10-25-1 or 840-10-25-42, the Company accounted for the transactions as operating leases back to the airline in each case for the sale-leaseback transactions. The Company has retained all of the significant risks and rewards relating to the acquisition of the aircraft, and none of the leases provide any purchase options for the lessee. After lease expiry, the lessee will not have any continuing involvement in respect of the aircraft or the Company.

Lease Agreement

The Company notes that all of the lease agreements in place were written with the intent of being treated as lease agreements. ASC 840-10-15 defines a lease as: “An agreement conveying the right to use property, plant, or equipment (land and/or depreciable assets) usually for a stated period of time.”

For an arrangement to be considered a lease, ASC 840-10-15-6 provides:

An arrangement conveys the right to use property, plant, or equipment if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying property, plant, or equipment. The right to control the use of the underlying property, plant, or equipment is conveyed if any of the following conditions is met:

a.

The purchaser has the ability or right to operate the property, plant, or equipment or direct others to operate the property, plant, or equipment in a manner it determines while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment. The purchaser’s ability to operate the property, plant, or equipment may

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be evidenced by (but is not limited to) the purchaser’s ability to hire, fire, or replace the property’s operator or the purchaser’s ability to specify significant operating policies and procedures in the arrangement with the owner-seller having no ability to change such policies and procedures. A requirement to follow prudent operating practices (or other similar requirements) generally does not convey the right to control the underlying property, plant, or equipment. Similarly, a contractual requirement designed to enable the purchaser to monitor or ensure the seller’s compliance with performance, safety, pollution control, or other general standards generally does not establish control over the underlying property, plant, or equipment.

b.	The purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment.

c.	Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.

When considering these factors, the Company believes that the lessee under each of the Company’s leases would have one if not all of the attributes set out in (a) through (c) above. As such, all of the characteristics of a lease are met.

Business Combination Assessment

After determining that each sale-leaseback transaction that the Company has entered into is an operating lease and that each lease was written with the intent of being treated as a lease agreement, the Company considered whether the acquisition of a group of assets from one counterparty under a sale-leaseback transaction represented an acquisition of a business or an asset, as defined in ASC 805. When making such an evaluation of whether a business combination has occurred, the Company has focused on three key points as outlined in ASC 805-10-55-4: inputs, processes and outputs.

The Company has determined that no business was acquired in the Company’s sale-leaseback transactions. There was no pre-existing servicing, management or financing agreements related to these aircraft that continued subsequent to acquisition. The aircraft acquired through sale-leaseback transactions were funded primarily through bank financing that was arranged by the Company, and the aircraft are managed by the Company subsequent to acquisition.

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The Company considered each of the three elements as prescribed by ASC 805 in relation to the sale-leaseback transactions:

Input: In the sale-leaseback transactions, the Company acquired aircraft (long-lived assets) that, when one or more processes are applied, have the ability to create outputs.

Processes: For the sale-leaseback transactions, the Company acquired only the inputs, which were not accompanied by any associated employees, processes or systems. The Company’s employees with the necessary knowledge, skills and experience in the management of operational processes and systems related to aircraft are necessary to create the outputs. The remaining lease term is significantly less than the aircraft’s economic life. Accordingly, the Company’s employees with the necessary knowledge, skills and experience in the management of operational processes and systems will be required to arrange permanent funding for these aircraft and manage the operations of the aircraft going forward (e.g., monitoring of current leases, technical inspections, potential lease restructurings, etc.). Furthermore, when assessing the leases, the Company did not acquire the knowledge, skill, and experience of the seller and instead was required to perform its own due diligence and appraisal of the operations, financial condition, creditworthiness, status and affairs of each lessee, and of the provision of each lease without reliance upon the relevant airline in the sale-leaseback transaction. Also, the Company’s employees with the necessary knowledge, skills and experience in the management of operational processes and systems will be needed to arrange subsequent leases, or to sell the aircraft in order to provide future economic benefit. Accordingly, because the Company did not acquire any processes in the sale-leaseback transactions, this element is not present.

Output: The inputs (aircraft and potential pre-existing leases), the Company’s employees with the necessary skills, experience, management and knowledge of operational processes and systems related to aircraft and the Company’s ability to obtain permanent funding for these specific aircraft applied to the inputs will provide economic benefit to the Company in the form of lease rental income over the term of the lease agreements.

Because the sale-leaseback transactions lack the processes required to be able to produce the required outputs, the Company determined that these transactions should not be accounted for as a business combination under ASC 805, but rather as an acquisition of an asset or group of assets.

(k) Restricted Cash, page F-14

39.	Please expand to discuss the nature of the securities underlying your restricted cash such that it is measured at amortized cost.

The Company has revised the disclosure on page F-14 to clarify that all restricted cash is held in cash deposits by major financial institutions in segregated accounts or constitutes short-term overnight AAA-rated money market products predominately issued by the U.S. Government.

(q) Flight Equipment Maintenance, page F-15

40.	The Company recognizes payments of end-of-lease adjustments as leasing expenses when paid. Please clarify why you do not accrue for these expenses at the time you determine you are obligated to make an end-of-lease payment.

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The Company has not had any leases expire as at December 31, 2011, 2012 and 2013 and, therefore, has not incurred any end-of-lease expenses. The Company is not obligated to make end-of-lease payments until lease expiry, and any such payment is contingent on a number of factors, including:

•	The lessee must return the aircraft to the Company as scheduled. If the aircraft were not so returned, the lessee would be in default, and the Company would not be obligated to make an end-of-lease payment until the default were to be cured.

•	The return condition of the aircraft must be the same or better than the contractual redelivery condition.

•	The Company performs an inspection of the aircraft and its records and determines whether specified maintenance events have occurred and whether such events were completed by industry standard practices.

The Company would be unable to reliably estimate under ASC-450-25-20 whether any such payments will be required, or to estimate the amount of any such payments, due to a number of factors, including:

•	The Company is unable to predict the utilization of aircraft by the lessee from the time the first maintenance event occurs to the lease expiry.

•	The Company does not have any control over the airline’s strategy regarding the timing of maintenance events or how the airline utilizes the aircraft throughout the lease term.

•	Until the lease redelivery inspection occurs and the aircraft is delivered back to the Company as scheduled, the Company would be unable to predict whether the condition of the aircraft is better than the contractual terms.

Based on the factors outlined above, an end-of-lease payment is not probable nor can it be reliably estimated.

41.	If material, please disclose how you account for planned major maintenance costs.

The Company does not expect to incur any significant planned maintenance costs and, therefore, has not included a policy for planned maintenance costs.

(3) Flight Equipment – Aircraft, page F-19

42.	The Company has defined a threshold of 10% for aircraft for which the undiscounted cash flows do not substantially exceed the carrying value of the aircraft. The Company had no aircraft that exceeded your 10% threshold on December 31, 2013. Please revise to clarify, if true, that (i) all of your aircraft had undiscounted cash flows that substantially exceeded their carrying values and (ii) you have defined “substantially exceeds” to mean that the undiscounted cash flows are at least 10% greater than the carrying amount of the aircraft being assessed for impairment.

The Company has revised the disclosure on page F-20 in response to the Staff’s comment.

(10) Income Taxes, page F-25

43.	Please tell us what consideration you gave to providing the disclosures required by ASC 740-10-50-15c and 740-10-50-19.

The Company considered ASC 740-10-50-15c and 740-10-50-19 and determined that no disclosures were required because the Company has not suffered any significant interest or penalties on uncertain tax positions.

(13) Earnings Per Share, page F-29

44.	Please clarify what you mean by your statement that basic earnings per share is calculated by dividing income available to common stockholders by the weighted average of the Company’s ordinary shares outstanding for each class of share after accretion of earnings to all classes of shares. Specifically clarify how the accretion of earnings to all classes of shares impacts your allocation of income available to common shareholders.

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The Company has revised the disclosure on pages F-29, F-30, F-31, F-32, F-52 and F-53 in response to the Staff’s comment.

45.	We have the following comments regarding your fiscal year 2013 3 for 1 reverse stock split where certain Class A shares were returned to the Company for no compensation or return of investment was given to the shareholders.

•	Please tell us the business purpose for this share cancellation. Your response should identify the current owners (or group of owners) of the Class A, B and C shares;

•	Please address whether such cancellation impacted the historical and prospective accretion of earnings and earnings per share for each of the respective classes of stock. In this regard, we note that the reverse stock split did not have any corresponding effect on total equity but we also note that basic earnings per share is calculated by dividing income available to common stockholders by the weighted average of the Company’s ordinary shares outstanding for each class of share after accretion of earnings to all classes of shares; and

•	If appropriate, please revise the number of issued and outstanding Class A share as of December 31, 2012 reflected on your consolidated balance sheet.

Pursuant to the Articles of Association of Avolon Investments S.à r.l., the Class A shares in aggregate are entitled to a fixed share of the proceeds arising upon an “Exit,” which is defined as a qualifying public offering or a trade sale of the Company. The business purpose of the reverse stock split was to redenominate the value of each Class A share prior to the issuance of options pursuant to an employee option scheme put in place in 2013. The expected expense relating to this option scheme is disclosed on page F-33.

The current owners of the Class A, B and C shares are as follows:

Class A shares	Management and certain other employees of the Company and the Trustee
Class B shares	Sponsors and other investors
Class C shares	Senior management

The cancellation of Class A shares did not impact the historical and prospective accretion of earnings because the proceeds attributable to the Class A shares upon an Exit is fixed. Furthermore, the cancellation had no impact on the relative economic interests of the Class A shareholders as a group as compared to the Class B shareholders or the Class C shareholders.

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With respect to calculating earnings per share, ASC 260-10-55-12 requires retroactive adjustment using the new number of shares. Therefore, the number of Class A shares to be considered for EPS purposes was based on those remaining subsequent to the reverse stock split.

The number presented as shares issued and outstanding as of December 31, 2012 (2,117,647) on the consolidated balance sheet (see Note 14, Share capital) represents the pre-split number of shares issued and outstanding. The Company believes this is appropriate given that legally this was the number of shares outstanding at that date since the reverse split occurred during 2013. The Company, therefore, has not revised the number of shares outstanding. As stated above, EPS has been appropriately retroactively adjusted.

46.	We have the following comments on your basic and diluted earnings per Class A share:

•	With reference to the vesting provisions of the Class A shares, please reconcile the weighted average shares outstanding used for both your basic and diluted earnings per share for your Class A shares for each period presented to the 673,531 Class A shares issued and outstanding for all periods presented. Please identify the accounting literature which supports your calculations;

•	Please clarify whether the Class A shares are participating shares as defined by ASC 260 and if so how you have accounted for their participation in undistributed earnings; and

•	Please address the changes in the Class A weighted average shares outstanding during the periods presented in light of your disclosure in Note 15 that none of these shares had vested during the year.

The Company has revised the disclosure on page F-30 in response to the Staff’s comment and to correct certain of the outstanding share numbers.

The Class A shares were issued to management pursuant to a Management Incentive Plan (“MIP”) established when the Company was founded. The 673,531 Class A shares represent two separate components under the MIP:

Number of shares	Description
96,218	Represents 2/14’s of the shares which vest in annual instalments over a period of 5 years with the first installment vesting on December 31, 2010.

577,313	Represents 12/14’s of the shares which only vest upon an Exit (defined as a qualifying initial public offering or a trade sale).

673,531

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ASC 260-10- 45-10 states:

Basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period shall be weighted for the portion of the period that they were outstanding.

Therefore, the shares subject to graded vesting have been included in basic EPS to the extent that they have vested at each reporting date and are weighted for the portion of the period for which they were vested. Shares that vest upon an Exit were excluded from basic EPS because they had not vested at any of the reporting dates.

With respect to diluted EPS ASC 260-10-45-28A states:

Awards of share options and nonvested shares (as defined in Topic 718) to be issued to an employee under a share-based compensation arrangement are considered options for purposes of computing diluted EPS. Such share-based awards shall be considered to be outstanding as of the grant date for purposes of computing diluted EPS even though their exercise may be contingent upon vesting. Those share-based awards are included in the diluted EPS computation even if the employee may not receive (or be able to sell) the stock until some future date. Accordingly, all shares to be issued shall be included in computing diluted EPS if the effect is dilutive. The dilutive effect of share-based compensation arrangements shall be computed using the treasury stock method. If the equity share options or other equity instruments are outstanding for only part of a period, the shares issuable shall be weighted to reflect the portion of the period during which the equity instruments were outstanding.

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Therefore, the unvested shares subject to graded vesting are reflected in diluted EPS.

With respect to the shares that vest upon an Exit, the Company considered ASC 260-10-45-48, which states:

Shares whose issuance is contingent upon the satisfaction of certain conditions shall be considered outstanding and included in the computation of diluted EPS as follows:

a.	If all necessary conditions have been satisfied by the end of the period (the events have occurred), those shares shall be included as of the beginning of the period in which the conditions were satisfied (or as of the date of the contingent stock agreement, if later).

b.	If all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period (for example, the number of shares that would be issuable based on current period earnings or period-end market price) and if the result would be dilutive. Those contingently issuable shares shall be included in the denominator of diluted EPS as of the beginning of the period (or as of the date of the contingent stock agreement, if later).

Since the subscription price and compensation cost attributable to the shares subject to graded vesting is nominal, the weighted average number of Class A shares for diluted EPS was 96,218 for each of the years ended December 31, 2012 and 2013.

Since the remaining Class A shares vest only on an Exit, and no Exit had occurred at the end of any period reported, those shares have been excluded from diluted weighted average shares outstanding for the years ended December 31, 2012 and 2013.

The diluted weighted average number of Class A shares for 2011 was not presented as the Company incurred a loss for the period.

As discussed in the response to Comment 48, the Class A shares are entitled to undistributed earnings and, therefore, the Company considers the Class A shares participating shares as defined by ASC 260. Please refer to the Company’s response to Comment 44 for a full description of how the Company has accounted for the Class A shares’ participation in undistributed earnings.

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The disclosure in Note 15 relates to 79,133 options over Class A shares that were granted on March 20, 2013 and that vest only upon occurrence of an Exit. None of these options had vested at December 31, 2013 since an Exit had not occurred. However, as noted above, a portion of the Class A shares subject only to time vesting had vested by December 31, 2013 and were included in basic and diluted weighted average shares outstanding as they vested.

(14) Share Capital, page F-30

47.	Please provide us your analysis of why each share class is not considered mandatorily redeemable. Refer to ASC 480-10-25-4 through 8.

The Company considered ASC 480-10-25-4 through 8 and concluded that the Class B shares are not mandatorily redeemable. The Class B shares are not redeemable on a specific date nor is redemption required on an event that is certain to occur. Although the holders of the Class B shares control the Board of Directors of Avolon Investments S.à r.l. and can therefore direct the Company to redeem the Class B Shares, such redemption is an option, and the holders of the Class B shares may choose not to exercise this option.

Further, repurchase and cancellation of Class A and Class C shares are pursuant to drag-along rights (i.e., the redemption of Class A and Class C shares is contingent upon the redemption of the Class B shares.) As such, the Company does not have an unconditional obligation to redeem the Class A or the Class C shares and has therefore determined that neither class is mandatorily redeemable.

48.	With reference to the specified rights of each class of stock, please clarify how you have determined the accreted distribution value of each class of stock.

The Company has revised the disclosure on page F-31 in response to the Staff’s comment.

(15) Share-Based Compensation, page F-31

49.	You indicate that the April 2010 grant-date fair value of your Class A shares was nil since the Company had no operations on the grant date and the only asset was the cash received for the issuance of the shares. Please tell us the grant date(s) and purchase price(s) of Class B shares issued prior to January 1, 2011. Please tell us to whom you issued these shares and the nature of your operations on the grant date(s). Please provide us similar information for the Class B and Class C shares issued in each period presented and how you determined the purchase price as of each issuance date.

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The table below provides details of the Class B shares issued prior to January 1, 2011:

Issuance Date	Number of Shares	Price Paid (per share)	Issued to(1):	# of aircraft at grant date
May 21, 2010	1,695,000	$100.00	Cinven, CVC, Oak Hill Capital Funds	0
July 21, 2010	286,170	$100.00	Cinven, CVC, Oak Hill Capital Funds	6
September 1, 2010	398,991	$100.00	Cinven, CVC, Oak Hill Capital Funds	6
October 15, 2010	1,571,040	$100.00	Cinven, CVC, Oak Hill Capital Funds	7
December 22, 2010	168,873	$100.00	Cinven, CVC, Oak Hill Capital Funds	11

	4,120,074

(1)	The shares were issued to funds managed by or affiliated with the entities listed herein.

During the period that these shares were issued, the Company was in the early stages of operations and in the process of purchasing aircraft and establishing leases with its airline customers. The number of aircraft held as of each grant date as shown above is an indicator of the nature of the Company’s operations as of each grant date.

The table below provides details of the Class B shares issued during the years ended December 31, 2011, 2012 and 2013:

Issuance Date	Number of Shares	Price Paid (per share)		Issued to(1):
March 2, 2011	699,930	$100.00		Cinven, CVC, Oak Hill Capital Funds, Goldman Sachs Asset Management
March 11, 2011	348,450	$100.00		Cinven, CVC, Oak Hill Capital Funds, Goldman Sachs Asset Management
June 29, 2011	1,157,157	$100.00		Cinven, CVC, Oak Hill Capital Funds, Goldman Sachs Asset Management, Universities Superannuation Scheme Limited
August 17, 2011	1,107,183	$100.00		Cinven, CVC, Oak Hill Capital Funds, Goldman Sachs Asset Management, Universities Superannuation Scheme Limited

	3,312,720

January 17, 2012	359,330	$113.00		Vigorous Investment PTE Ltd
February 14, 2012	916,000	$113.00		Vigorous Investment PTE Ltd
May 2, 2012	546,185	$113.00		Vigorous Investment PTE Ltd
May 3, 2012	228,445	$102.56	(2)	Cinven, CVC, Oak Hill Capital Funds, Oak Hill Advisors, Goldman Sachs Asset Management, Universities Superannuation Scheme Limited, Vigorous Investment PTE Ltd

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Issuance Date	Number of Shares	Price Paid (per share)	Issued to(1):
June 28, 2012	731,290	$102.56	Cinven, CVC, Oak Hill Capital Funds, Oak Hill Advisors, Goldman Sachs Asset Management, Universities Superannuation Scheme Limited, Vigorous Investment PTE Ltd
September 5, 2012	541,685	$102.56	Cinven, CVC, Oak Hill Capital Funds, Oak Hill Advisors, Goldman Sachs Asset Management, Universities Superannuation Scheme Limited, Vigorous Investment PTE Ltd
December 6, 2012	303,235	$102.56	Cinven, CVC, Oak Hill Capital Funds, Oak Hill Advisors, Goldman Sachs Asset Management, Universities Superannuation Scheme Limited, Vigorous Investment PTE Ltd

	3,626,170

January 18, 2013	341,270	$102.56	Cinven, CVC, Oak Hill Capital Funds, Oak Hill Advisors, Goldman Sachs Asset Management, Universities Superannuation Scheme Limited, Vigorous Investment PTE Ltd

(1)	The shares were issued to funds managed by or affiliated with the entities listed herein.
(2)	The weighted average price paid between the original Sponsors and Vigorous Investment PTE Ltd.

No Class C shares were issued during the years ended December 31, 2011, 2012 and 2013.

The Company continued to issue the Class B shares at $100 per share for the original Sponsors (or as syndicated by some of the Sponsors). The amount was based on the original equity commitment to the Company in 2010 by the original Sponsors when the Company was in the early stages of operations. As the Company continued to grow during 2011, 2012 and 2013, the Company drew down on the equity from its original Sponsors to fund aircraft acquisitions.

The Company determined the purchase price for each issuance of Class B shares to Vigorous Investment PTE Limited as $113 per share. The Company secured additional equity commitments from Vigorous Investment PTE Limited in 2012. The premium

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attached to Vigorous Investment PTE Limited was due to a number of reasons, including: (i) establishment of the Company’s fleet and (ii) difficulty of new entrants into the aircraft leasing market in 2011 and 2012. As of December 31, 2011, the Company had 36 aircraft and had entered into binding agreements to purchase a further 37 aircraft.

50.	Please tell us the deemed fair value of your Class A shares on the date you granted your share options over Class A shares and how you determined this value. Please also address how you determined a 2.4 year expected term in light of your currently filed Form F-1. Please also identify the comparable companies in your industry and their respective historical volatility you used to determine your own estimated volatility.

Determination of Intrinsic Value

Because the Company was not public at the grant date of the options and earnings were not reflective of expected future operations due to the significant growth of aircraft in a relatively short period of time, the Company utilized a price to book (“P/B”) valuation methodology to estimate the equity value of the Company, a methodology commonly used in the industry. This methodology estimates equity value by reference to a company’s book value, which is defined as a company’s net asset value excluding its intangible assets.

The Company considered the following quoted group of comparable companies that it identified to be most appropriate (all data is as of December 31, 2012):

Company	Book Value ($ million)	P/B ratio
Aircastle	1,416	0.7 x
AerCap	2,150	0.8 x
Fly Leasing	532	0.8 x
Air Lease	2,333	1.3 x
Aero Century	46	0.6 x
Willis	200	0.7 x

In selecting an appropriate P/B ratio, the Company considered the following:

•	a premium for control;

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•	that the Company is not listed, generally considered to be a depreciatory factor as an unquoted company does not have access to borrowing facilities that a quoted entity would have; and

•	certain factors about each of the comparable companies, giving weight to the ratios of certain comparable companies over others when determining the ratio for the Company.

It was the Company’s view that Aero Century and Willis were the least comparable public companies operating within this industry in terms of size, growth and stage of life-cycle.

In light of the above factors, the Company considered a 1.1x P/B ratio to be appropriate for purposes of determining the equity value of the Company. Applying a P/B ratio of 1.1x to a book value of $1,200 million yielded an equity value for the Company of $1,320 million.

The Company used a Monte-Carlo simulation model to take account of the inputs necessary to value the options and the terms of the Articles of Association of Avolon Investments S.à r.l. that determine how the equity value of the Company is distributed to the Class A, Class B and Class C shares. The deemed fair value of the Class A shares was $2.1 million.

Expected Term

As noted above, a Monte-Carlo simulation model was used to determine the “time value” of the options.

In determining the expected term of the options, the Company referred to the guidance of ASC 718-10-55-24, which states, in part, that:

Historical experience is generally the starting point for developing expectations about the future. Expectations based on historical experience shall be modified to reflect ways in which currently available information indicates that the future is reasonably expected to differ from the past.

ASC 718 does not specify a method of estimating the expected term of an award; rather, ASC 718-10-55-31 provides certain factors that an entity may consider in estimating the expected term of an award. Such factors include:

•	Vesting period

•	Employees’ historical exercise and post-vesting employment termination behavior for similar grants

•	Expected volatility of the underlying share price

•	Blackout periods

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•	Employees’ ages, lengths of service and home jurisdictions

•	Aggregation of awards into homogeneous groups

All of the options vest upon an Exit, provided that the holder is still an employee of the Company at that time. Therefore, the Company concluded it was not appropriate to use the “simplified method” provided by question 6 of SEC Staff Accounting Bulletin (SAB) Topic 14.D.2, Expected Term.

Employees would be entitled to sell their shares in the same proportion as the Class B and Class C shares, meaning that approximately 25% of the Class A shares subject to the options could be disposed of on an initial public offering. The remaining shares would be subject to a customary lock-up period. Further, the Company notes that when the business was originally formed, the assumed target date for an exit event was five years. When these options were granted, the amount of time remaining to the original five-year target date was approximately 2.4 years. Based on this, the Company determined that an expected term of 2.4 years would be appropriate for purposes of the option valuation.

Volatility

For the determination of the volatility to be used in the calculation of fair value of the options, the Company took the average volatility for a selection of comparable companies over a period commensurate with the expected term of the options. The Company determined to use four of the companies that had been used to determine the P/B ratio for these purposes. Aero Century and Willis were excluded as outliers.

The table below shows each company’s respective historical volatility as of the grant date:

Company	Volatility
Aircastle	32.19%
AerCap	31.86%
Fly Leasing	26.44%
Air Lease	28.87%

Average	29.84%

(18) Segment Information and Concentration of Risk, page F-33

51.	We note your disclosure that you had two customers who each accounted for more than ten percent of lease revenue in the year ended December 31, 2011. With reference to ASC 280-10-50-42, please disclose the total amount of revenue from each such customer.

The Company has revised the disclosure on page F-34 in response to the Staff’s comment.

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(21) Variable Interest Entities, page F-38

52.	Please disclose the carrying amount and classification of consolidated assets that are collateral for the variable interest entity’s obligations in accordance with ASC 810-10-50-3.

Note 21 on pages F-39 and F-40 discloses that substantially all of the assets referred to in that footnote are collateral for the variable interest entity’s obligations. Thus, the carrying value and classification of such consolidated assets may be determined from the face of the consolidated balance sheet.

(23) Subsequent Events, page F-40

53.	On June 5, 2014, the Company repurchased Class C shares from the chief executive officer for an aggregate purchase price of approximately $5.6 million. Please quantify the number of shares, purchase price per share and how you determined such price. Address any difference between the price per share paid and your IPO price.

The Company has revised the disclosure on pages 114, F-41, F-42 and F-58 in response to the Staff’s comment. The Company will address the difference between the price per share paid and an assumed public offering price in a subsequent amendment once a price range has been included in the Registration Statement.

54.	Prior to the closing of the proposed IPO of Avolon Holdings’s shares, Avolon Holdings will acquire all of the outstanding shares of the Company by way of a share for share exchange. Please clarify the exchange terms for each class of the Company’s stock. Specifically address the whether the exchange terms for the Class A shares are impacted by whether or not the shares have vested.

The Company has revised the disclosure on pages F-42 and F-58 in response to the Staff’s comment.

Avolon Investments S.à r.l. Financial Statements for the Quarter Ended March 31, 2014

General

55.	Please address the above comments in your interim financial statements to the extent they are applicable.

The Company has addressed the above comments in its interim financial statements to the extent that they are applicable.

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Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8870.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Ed Riley

General Counsel

Avolon Holdings Limited

David Korvin, Staff Attorney

Securities and Exchange Commission

Richard D. Truesdell, Jr., Esq.

Davis Polk & Wardwell LLP